

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 3, 2007

Corporate Direct, Inc.
2248 Meridian Blvd. Ste H
Minden, NY 89423

> **Re: Kranti Resources, Inc.
> Amendment No. 1 to Registration Statement on Form SB-2
> Filed June 18, 2007
> File No. 333-142096**

Dear Sir or Madam:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A-1 filed June 18, 2007

Cover Page

1. We reissue prior comment 5. The cross-reference is not sufficient. Please specifically identify the officers and directors who will sell the securities on your behalf.

2.   We note the disclosure you provided in response to prior comment 3. Given the risks to subscribers associated with the lack of an escrow agent, we believe that the cover page and prospectus summary should alert investors to the existence of uncertainty as whether the company will be able to refund the proceeds, if you do not reach the minimum in collected funds. Please revise accordingly.

Plan of Distribution; Terms of the Offering, page 14

3.   We note that you will notify subscribers to the offering if the offer is extended beyond 270 days. Further revise the disclosure to advise subscribers that their money will be refunded unless they make an affirmative statement to the company that they wish to subscribe to the extended offer.

4.   We also note that you intend to file a post-effective amendment if other material terms of the offering are changed. Please note that such amendment would require a complete update of the information in the registration statement, including the financial statement if necessary.

Signature page

5.   We reissue prior comment 8. The next amendment should include all the required signatures and each signature should be dated.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry